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 **AirSelfie, Inc.**

 **University of Minnesc**

Greg Appelhof · 2nd

CEO at AirSelfie, Inc.

Minneapolis, Minnesota, United States · 500+ connections ·

Contact info

Highlights

 **1 mutual connection**
You and Greg both know Oliver Feuerhahn

Reach out to Greg for...
Probono consulting and volunteering.

Message Greg

About

Entrepreneurial, Senior Executive with over 20 years of experience leading emerging consumer technology comp;
brand and sales strategies including capital raise, organizational development, and growth plans as CEO, Presider
Sales and Marketing.

Consistent track record of discovering, developing and driving new business opportunities for manufacturers and
in consumer product goods industry. Executed strategies across multiple product categories including consumer
products, computing, console and PC gaming, display technologies, smartphone accessories, health and fitness
wearables, 3D printing and app based hardware.

Skills:

Retail & Brand Strategy
Business Development
Omni-channel Marketing
Senior Executive Recruiting
Retail Contract Negotiation - Apple, Best Buy, Target, Amazon, AT&T, Verizon
Global Channel Expansion

Founder of SPRING - Strategic Planning & Retail Innovation Group, a marketing and sales consultancy with offices
Minneapolis and San Francisco.

Founder of Netwerkx, a installation management platform for retail and healthcare technology solutions company
Minneapolis.

Board & Advisory Positions
• Evermind - evermind.us
• Splitscnd - splitscnd.com

Community Activities:
• Pacer Center Foundation – Corporate Committee
• Starkey Hearing Foundation – Mission Sponsor

Featured   See all 〈





**Accelerating Brands to Retail - Smart
Fabrics & Wearables 2015 - San Francisco**

A short version of the presentation made by
Greg Appelhof, Scott Wallace and Bob...

RetailGroup | Marketing & Sales
SPRING

The Retail Group builds, launches and grows
brands. We make ideas into brands, provide...

Netw

Tech
conc

Activity

3,206 followers

 **Mark- look forward to reading. Congratulations that is not a small task....**

Greg shared this

1 Reaction • 1 Comment

 **Congratulations Chad to you and entire team!**

Greg commented

 **Great Read - One of the downsides of Covid - casual connections and...**

Greg shared this

1 Reaction • 1 Comment

 **scott - i am working with a solid network of manufacturers in Chi**

Greg commented

Experience

 **AirSelfie, Inc.**
2 yrs

CEO
Apr 2020 – Present · 1 mo
Minneapolis, Minnesota, United States

AirSelfie is the creator of the world's smallest and lightest aerial camera. The company's latest product, the AIR PIX, offers a completely unique, hands-free way to capture high-definition selfie photos and videos from the air, even without a smartphone connection. AirSelfie is leading the way i aerial imaging robotics, embracing the experiential approach to image capture. Also, the highly intuitive AirSelfie app sets the experience apart from all other aerial cameras with a robust image editing suite. With the AIR PIX, you can be your own personal photographer, seamlessly capturing life's moments and instantly sharing on social media.

 **Cheddar Innovation Technology Interview**

General Manager
May 2018 – Apr 2020 · 2 yrs
Minneapolis

 **Meet AIR PIX by AirSelfie**

 **Founder & CEO**
SPRING - Retail Accelerator

2013 – Present · 7 yrs

Minneapolis | San Francisco | Boston | Shenzhen | Seoul | Taipei
SPRING - Retail Accelerator

spring2market.com

...see mor

    

+4

CEO

Netwerkx (Acquired)

2011 – Jan 2016 · 5 yrs
NORTH AMERICA

Netwerkx is a cloud based scheduling and installation management platform for retail and healthcare technology solutions. Located in Minneapolis, MN, Netwerkx provides installations in the US & Canada – currently servicing major retail locations and healthcare centers Nationwide.

...see mor



President & CEO

Technology Resource Group

2001 – 2013 · 12 yrs

Technology Resource Group (TRG)
TRG is a boutique global retail sales and marketing firm with offices in Minneapolis and San Francisco. TRG is focused on providing immediate access to the North American retail marketplace. TRG acts as a strategic partner, providing the critical connection between global manufac ...see mor

---

CEO

Virtual Technology Corporation - Virtual-World, Netdirect

Sep 1997 – Mar 2001 · 3 yrs 7 mos
Greater Minneapolis-St. Paul Area

Founded in 1996, Virtual Technology Corp. sells the latest hardware and software technology via its e-commerce Internet site, www.virtual-world.com, currently offering over 40,000 items. VTC believes it is one of the leading technology resellers and advertisers on the Internet with advertising positions on and portals through CNET (CNWK-computers.com) and ZDNET (www.zdnet ...see mor


FUSA Signs Virtual Technology Corp. –...


Virtual Technology Names Greg Appelhof ...

Education



University of Minnesota

Business, Communications

1980 – 1985

Activities and Societies: President - Freshman Class - Student Association U of Minnesota Duluth
Vice President Academics - Student Association U of Minnesota Duluth Sigma Chi Fraternity

Skills & Endorsements

Retail · 84

 Endorsed by **Scott Hamblen and 10 others who are highly skilled at this**

Marketing Strategy · 75

 Endorsed by **James A. Gardner and 3 others who are highly skilled at this**

New Business Development · 70

Amir Basri and 69 connections have given endorsements for this skill

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Recommendations

Received (3)   Given (4)



Amir Basri

Multi-Unit Manager at OSL
Retail Services

August 21, 2009, Greg was senior
to Amir but didn't manage
directly

I was consistently impressed with Gregs operational skills in
managing the profit/loss elements of his business as well as his
customer service mindset. Greg drives results by simply
understanding his business and his core customer in every asp
possible. He makes decisions in a collaborative and prag... See



Scott Hamblen

Chief Merchandising and
Marketing Officer at
Sunshine Ace Hardware

July 12, 2009, Scott worked with
Greg but at different companies

Greg is great business partner. We worked together to launch (
accessories at Circuit City. Greg was always focused on on wha
best for my business and my customers. He was a great couns
even when the advice didn't immediately support a sale for him
patient and unselfish sales style make him a great partner.

Show more ⌄

Accomplishments

1   **Organization**

     CEA

1   **Project**

     Smart Fabrics & Wearables Technology Conference

Interests

 **iPad for Business**
8,595 members

 **Adult Day Care Innovation & Grow**
592 members

 **Best Buy**
361,340 followers

 **DealFlow Source Network | Privat**
98,917 members

 **Daymond John** in
CEO of FUBU and The Shark Group, TV P...
1,710,997 followers

 **Kevin O'Leary** in
Chairman at O'Shares ETFs and Beans
2,417,463 followers

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